Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-255862

Supplementing the Prospectus Supplement

dated May 7, 2021 (to Prospectus dated May 7, 2021)

AIR LEASE CORPORATION

$750,000,000 2.200% MEDIUM-TERM NOTES, SERIES A, DUE JANUARY 15, 2027

$750,000,000 2.875% MEDIUM-TERM NOTES, SERIES A, DUE JANUARY 15, 2032

PRICING TERM SHEET

DATE: JANUARY 5, 2022

Issuer:	Air Lease Corporation

Ratings*:	Standard & Poor’s Ratings Services: BBB (stable) Fitch Ratings: BBB (stable) Kroll Bond Rating Agency: A- (negative outlook)

Security Description:	2.200% Medium-Term Notes, Series A, due January 15, 2027 (the “2027 Notes”) 2.875% Medium-Term Notes, Series A, due January 15, 2032 (the “2032 Notes” and, together with the 2027 Notes, the “Notes”)

CUSIP:	2027 Notes: 00914AAR3 2032 Notes: 00914AAS1

ISIN:	2027 Notes: US00914AAR32 2032 Notes: US00914AAS15

Principal Amount:	$750,000,000 of the 2027 Notes $750,000,000 of the 2032 Notes

Underwriting Discount:	0.600% per 2027 Note 0.650% per 2032 Note

Net Proceeds (before expenses):	$1,465,365,000

Trade Date:	January 5, 2022

Settlement Date:

January 12, 2022 (T+5)

The Issuer expects that delivery of the Notes will be made to investors on the Settlement Date, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Maturity Date:	2027 Notes: January 15, 2027 2032 Notes: January 15, 2032

Coupon:	2027 Notes: 2.200% 2032 Notes: 2.875%

Issue Price:	2027 Notes: 98.800% of face amount 2032 Notes: 97.832% of face amount

Benchmark Treasury:	2027 Notes: UST 1.250% due December 31, 2026 2032 Notes: UST 1.375% due November 15, 2031

Benchmark Treasury Spot / Yield:	2027 Notes: 99-03+ / 1.436% 2032 Notes: 96-31+ / 1.709%

Spread to Benchmark Treasury:	2027 Notes: +102 basis points 2032 Notes: +142 basis points

Yield to Maturity:	2027 Notes: 2.456% 2032 Notes: 3.129%

Interest Payment Frequency:	2027 Notes: Semi-annual 2032 Notes: Semi-annual

Interest Payment Dates:	2027 Notes: January 15 and July 15, commencing July 15, 2022 (long first coupon) 2032 Notes: January 15 and July 15, commencing July 15, 2022 (long first coupon)

Regular Record Dates:	2027 Notes: Every January 1 and July 1 2032 Notes: Every January 1 and July 1

Day Count Fraction:	2027 Notes: 30/360 2032 Notes: 30/360

Business Day Convention:	2027 Notes: Following 2032 Notes: Following

Business Days:	2027 Notes: New York 2032 Notes: New York

Optional Redemption:

2027 Notes: On any date prior to December 15, 2026, we may redeem the 2027 Notes, at our option, in whole or, from time to time, in part at a redemption price equal to 100% of the aggregate principal amount of the 2027 Notes to be redeemed plus an Applicable Premium, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. On or after December 15, 2026, we may redeem the 2027 Notes, at our option, in whole or, from time to time, in part at a redemption price equal to 100% of the aggregate principal amount of the 2027 Notes to be redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

2032 Notes: On any date prior to October 15, 2031, we may redeem the 2032 Notes, at our option, in whole or, from time to time, in part at a redemption price equal to 100% of the aggregate principal amount of the 2032 Notes to be redeemed plus an Applicable Premium, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. On or after October 15, 2031, we may redeem the 2032 Notes, at our option, in whole or, from time to time, in part at a redemption price equal to 100% of the aggregate principal amount of the 2032 Notes to be redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

“Applicable Premium” means, (A) with respect to a 2027 Note, on any date of redemption, the excess, if any, of (x) the present value as of such date of redemption of (i) 100% of the principal amount of such 2027 Note plus (ii) all required interest payments due on such 2027

Note through December 15, 2026, assuming such 2027 Note matured on such date (excluding accrued but unpaid interest to, but excluding, the date of redemption), computed using a discount rate equal to the Applicable Treasury Rate as of such date of redemption plus 20 basis points, over (y) the then outstanding principal of such 2027 Note and (B) with respect to a 2032 Note, on any date of redemption, the excess, if any, of (x) the present value as of such date of redemption of (i) 100% of the principal amount of such 2032 Note plus (ii) all required interest payments due on such 2032 Note through October 15, 2031, assuming such 2032 Note matured on such date (excluding accrued but unpaid interest to, but excluding, the date of redemption), computed using a discount rate equal to the Applicable Treasury Rate as of such date of redemption plus 25 basis points, over (y) the then outstanding principal of such 2032 Note.

“Applicable Treasury Rate” means as of any date of redemption of (A) a 2027 Note, the yield to stated maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent statistical release designated as “H.15” under the caption “Treasury constant maturities” or any successor publication which is published at least weekly by the Board of Governors of the Federal Reserve System (or companion online data resource published by the Board of Governors of the Federal Reserve System) and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity that has become publicly available at least two Business Days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to December 15, 2026; provided, however, that if the period from the redemption date to December 15, 2026 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one—twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to December 15, 2026 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used or (B) a 2032 Note, the yield to stated maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent statistical release designated as “H.15” under the caption “Treasury constant maturities” or any successor publication which is published at least weekly by the Board of Governors of the Federal Reserve System (or companion online data resource published by the Board of Governors of the Federal Reserve System) and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity that has become publicly available at least two Business Days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to October 15, 2031; provided, however, that if the period from the redemption date to October 15, 2031 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to October 15, 2031 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Change of Control Repurchase Event:

2027 Notes: Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

2032 Notes: Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Denominations/Multiples:	2027 Notes: $2,000 x $1,000 2032 Notes: $2,000 x $1,000

Governing Law:	2027 Notes: New York 2032 Notes: New York

Joint Book-Running Managers:

BNP Paribas Securities Corp.

BofA Securities, Inc.

Deutsche Bank Securities Inc.

NatWest Markets Securities Inc.

Regions Securities LLC

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

J.P. Morgan Securities LLC

Loop Capital Markets LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

Truist Securities, Inc.

BBVA Securities Inc.

Goldman Sachs & Co. LLC

Scotia Capital (USA) Inc.

Citizens Capital Markets, Inc.

KeyBanc Capital Markets Inc.

CIBC World Markets Corp.

Mischler Financial Group, Inc.

Arab Banking Corporation B.S.C.

Morgan Stanley & Co. LLC

Co-Managers:	CIT Capital Securities LLC Keefe, Bruyette & Woods, Inc.

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the Notes involves a number of risks. See “Risk Factors” included and incorporated by reference in the related prospectus supplement dated May 7, 2021 and the related prospectus dated May 7, 2021.

The Issuer has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement, including the documents incorporated by reference in each of these filings for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the related prospectus and the related prospectus supplement if you request them by contacting: (i) BNP Paribas Securities Corp. (only with respect to the 2032 Notes) toll-free at (800) 854-5674, (ii) BofA Securities, Inc. toll-free at (800) 294-1322, (iii) Deutsche Bank Securities Inc. (only with respect to the 2032 Notes) toll-free at (800) 503-4611, (iv) NatWest Markets Securities Inc. (only with respect to the 2027 Notes) collect at (203) 897-6166, (v) Regions Securities LLC (only with respect to the 2027 Notes) toll-free at (800) 850-7758, or (vi) Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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